UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 26, 2025

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 26, 2025, the Registrant announced its results f issued a press release and unaudited interim condensed consolidated financial statements, a copy of which is attached hereto as Exhibit 99.1. The information contained in this Form 6-K is hereby incorporated by reference into the registrant's registration Statement on Form F-3 (File No. 333-268071).

Exhibit

Exhibit 99.1	Press release dated November 26 , 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: November 26, 2025	/s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer and President